Fortuna reports record production of 1.5 million ounces of silver and 8,150 ounces of gold for first quarter 2014

Vancouver, April 14, 2014-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce first quarter 2014 production figures from its two operating mines in Latin America, the San Jose mine in Mexico and the Caylloma mine in Peru.  The company produced 1.5 million ounces of silver, 8,150 ounces of gold plus base metal by-products. Fortuna is on schedule to produce 6 million ounces of silver and 32,300 ounces of gold or 7.9 million Ag Eq* ounces in 2014.

Jorge A. Ganoza, President and CEO, commented: “I am very pleased with the strong production figures for the first quarter of the year. Gold and silver outputs were both above plan and costs remained well in line with our guidance for the year. The mill expansion to 2,000 tpd at San Jose was completed in early April and we expect to be at this new run rate during the month.”

First Quarter Production Highlights

▪

Silver production of 1,536,859 ounces; 55 % increase over Q1 2013

▪

Gold production of 8,150 ounces; 81 % increase over Q1 2013

▪

Lead production of 3,892,624 pounds; 16 % decrease over Q1 2013

▪

Zinc production of 6,529,041 pounds; 10 % increase over Q1 2013

▪

Cash cost** for San Jose is US$66.61/t; in line with annual guidance of US$67.1/t

▪

Cash cost** for Caylloma is US$87.85/t; in line with annual guidance of US$88.3/t

(*)   Ag Eq is calculated using metal prices of US$1,200/oz for gold andUS$20/oz for silver

(**) Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	First Quarter 2014			First Quarter 2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	114,115	150,708	264,823	111,416	93,478	204,894
Average tpd milled	1,297	1,748		1,266	1,076
Silver*
Grade (g/t)	174	229		173	184
Recovery (%)	84.80	89.74		80.61	88.94
Production (oz)	539,824	997,035	1,536,859	499,445	492,773	992,218

(*) Metallurgical recovery for silver at Caylloma mine is calculated based on silver contents in lead concentrate

	First Quarter 2014			First Quarter 2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.32	1.74		0.38	1.48
Recovery (%)	44.40	90.29		39.53	88.78
Production (oz)	524	7,627	8,150	532	3,960	4,492
Lead
Grade (%)	1.66			2.10
Recovery (%)	92.96			89.49
Production (lbs)	3,892,624		3,892,624	4,614,275		4,614,275
Zinc
Grade (%)	2.87			2.79
Recovery (%)	90.49			86.48
Production (lbs)	6,529,041		6,529,041	5,934,843		5,934,843

San Jose Mine, Mexico

Silver and gold productions for the first quarter were 12 % and 13 % above budget respectively. Average head grades for silver and gold were 229 g/t and 1.74 g/t or 13 % above plan for both. Metallurgical recoveries for silver and gold were 89.74 % and 90.29 % or 1 % above budget for both.

The processing plant expansion from 1,800 to 2,000 tpd was completed according to plan in the first week of April; mine and mill will be achieving new production rate during the month. Due to the continuing exploration success at Trinidad North, the company is assessing the economic robustness of a potential plant and mine expansion to 3,000 tpd.

Caylloma Mine, Peru

Silver production for the first quarter was 10 % above budget and average head grade was 174 g/t or 7 % above plan. Metallurgical recovery for silver was 84.80 % or 3 % above budget.

Qualified Person

Boris G. Caro, Technical Services Corporate Manager, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected  trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.